October 5, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Kathryn McHale

Re:	Allegiance Bancshares, Inc.
Registration Statement on Form S-1
Registration No. 333-206536

Ladies and Gentlemen:

As representatives of the several underwriters of Allegiance Bancshares, Inc.’s proposed initial public offering of its common stock, we hereby join Allegiance Bancshares, Inc.’s request for acceleration of the above-referenced Registration Statement, requesting acceleration of the effective date to 4:00 p.m. (Eastern time) on October 7, 2015, or as soon thereafter as is practicable.

Very truly yours,

Robert W. Baird & Co. Incorporated
Stephens Inc.

Robert W. Baird & Co. Incorporated
as Representative of the several Underwriters

By:	/s/ Paul Egge
Name:	Paul Egge
Title:	Director

STEPHENS INC.
as Representative of the several Underwriters

By:	/s/ Jay Brogdon
Name:	Jay Brogdon
Title:	Vice President